Exhibit 99.1

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2014, management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated financial statements have not been reviewed by the Group’s auditors.

The unaudited condensed consolidated financial statements for the period  ended March 31, 2014 were approved by the Board of Directors and signed on its behalf on May 7,  2014.

(Signed) S. E. Hayden	(Signed) S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of Canadian dollars except for earnings per share amounts)
For the three months ended March 31,
Unaudited
	Note	2014	2013

Revenue		17,063	19,218
Less: Royalty		(1,195)	(1,349)
Production costs	6	(8,788)	(8,019)
Depreciation		(1,058)	(803)
Gross profit		6,022	9,047
Administrative expenses	7	(1,847)	(1,175)
Foreign exchange gain		1,311	-
Results from operating activities		5,486	7,872
Finance income		-	67
Finance cost		(41)	(131)
Net finance (costs)		(41)	(64)
Profit before income tax		5,445	7,808
Income and other tax expense		(1,300)	(2,278)
Profit for the period		4,145	5,530
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		1,080	827
Other comprehensive income for the period, net of income tax		1,080	827
Total comprehensive income for the period		5,225	6,357
Profit attributable to:
Shareholders of the Company		3,479	4,593
Non-controlling interests		666	937
Profit for the period		4,145	5,530
Total comprehensive income attributable to:
Shareholders of the Company		4,558	5,530
Non-controlling interests		667	827
Total comprehensive income for the period		5,225	6,357
Earnings per share
Basic earnings per share		0.07	0.09
Diluted earnings per share		0.07	0.09

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden”   - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)
Unaudited
		March 31,	December 31,
As at	Note	2014	2013

Assets
Property, plant and equipment	8	36,181	33,448
Total non-current assets		36,181	33,448

Inventories	9	6,847	6,866
Prepayments		179	177
Trade and other receivables	10	3,854	3,889
Cash and cash equivalents	11	26,714	25,222
Total current assets		37,594	36,154
Total assets		73,775	69,602

Equity and liabilities
Share capital		57,607	57,607
Reserves		157,148	156,069
Accumulated deficit		(158,957)	(161,651)
Equity attributable to shareholders		55,798	52,025
Non-controlling interest		494	(51)
Total equity		56,292	51,974

Liabilities
Provisions		2,094	1,572
Deferred tax liability		8,528	8,522
Total non-current liabilities		10,622	10,094

Trade and other payables		5,027	4,600
Income taxes payable		1,834	1,138
Bank Overdraft		-	1,796
Total current liabilities		6,861	7,534
Total liabilities		17,483	17,628
Total equity and liabilities		73,775	69,602

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
(expressed in thousands of Canadian dollars)

Unaudited	Share Capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Accumulated Deficit	Total	Non-controlling interest (NCI)	Total Equity

Balance at December 31, 2012	197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	(140,000)	-	-	140,000	-	-	-	-	-
Shares-based payment	-	-	-	-	68	-	68	-	68
Dividend paid	-	-	-	-	-	(5,202)	(5,202)	(745)	(5,947)
Shares issued	470	-	-	-	-	-	470	-	470
Movement within equity	-	(5)	-	-	-	5	-	-	-
Total comprehensive income:
(Loss)/profit for the year	-	-	-	-	-	(3,055)	(3,055)	2,565	(490)
Other comprehensive income	-	-	2,329	-	-	-	2,329	(75)	2,254
Balance at December 31, 2013	57,607	-	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividend paid	-	-	-	-	-	(785)	(785)	(122)	(907)
Total comprehensive income:
Profit for the year	-	-	-	-	-	3,479	3,479 770	666	4,145
Other comprehensive income	-	-	1,079	-	-	-	1,079	1	1,080
Balance at March 31, 2014	57,607	-	1,398	140,000	15,750	(158,957)	55,798	494	56,292

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden”   - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)
For the three months ended March 31,
Unaudited
Cash flows from operating activities	Note	2014	2013

Cash generated by operating activities	12	6,868	5,435
Interest received		-	67
Interest paid		(41)	(131)
Tax paid		(600)	(3,163)
Cash from operating activities		6,227	2,208

Cash flows from investing activities
Property, plant and equipment additions		(2,032)	(1,340)
Net cash used in investing activities		(2,032)	(1,340)

Cash flows from financing activities
Dividend paid		(907)	(2,834)
Advance dividend paid	5	-	(969)
Proceeds from the exercise of share options		-	182
Net cash used in financing activities		(907)	(3,621)
Net increase/(decrease) in cash and cash equivalents		3,288	(2,753)
Cash and cash equivalents at beginning period		23,426	27,942
Cash and cash equivalents at end of period	11	26,714	25,189

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden”  - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

1          Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The Condensed Consolidated Financial Statements of the Group as at and for the three months ended March 31, 2014 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:
  equity-settled share-based payment arrangements are measured at fair value on grant date.
(c) Presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

3          Use of estimates and judgements - (continued)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2013.

Accordingly, the accounting policy relating to the provision has been included below:

The condensed consolidated interim financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2013.

4          Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2013. In addition, the accounting policies have been applied consistently by the Group entities.

 (i) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market risk free rate applicable to the currency in which the liability will be incurred. The unwinding of the discount is recognised as finance cost.

 (ii) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.

Discount rates used are a pre-tax rate that reflects the risk free rate applicable to the currency in which the liability will be incurred and are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are charged against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5          Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5           Blanket Zimbabwe Indigenisation Transaction-(continued)

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on  the facilitation loans including interest. At March 31, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at 31 March 2014 #	Dec, 31 2013
NIEEF	16%	3.2%	12.8%	11,742	11,742
Fremiro	15%	3.0%	12.0%	11,478	11,360
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,652	7,573
	51%	16.2%	24.8%	US$30,872	US$30,675

The balance on the facilitation loans is reconciled as follows:

USD
Subscription price funded on loan account – at 5 September 2012	30,090
Interest accrued	3,222
Dividends used to repay loans	(2,440)
Balance at March 31, 2014	30,872

*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket Mine shares owned by

NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan is suspended.

The movement in the advance dividend loans is reconciled as follows:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at January 1, 2013	1,800	2,062	3,862
Paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31,2013	358	3,507	3,865
Paid	-	-	-
Interest accrued	-	95	95
Dividends used to repay advance dividends	-	(136)	(136)
Balance at March 31, 2014	358	3,466	3,824

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

6           Production costs

	2014	2013

Salaries and wages	2,749	2,395
Consumable materials	5,160	4,494
Site restoration	9	25
Exploration	120	300
Safety	125	118
On mine administration	625	687
	8,788	8,019

7              Administrative expenses

	2014	2013

Investor relations	82	182
Management contract fee	260	182
Professional consulting fees	325	-
Audit fee	67	45
Legal fee and disbursements	51	122
Accounting services fee	8	9
Listing fees	58	16
Travel	86	74
Directors fees	138	66
Salaries and wages	483	339
Other	289	140
	1,847	1,175

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

8              Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464
Additions	134	1,019	692	596	33	3	2,477
Foreign exchange movement	(135)	627	387	714	31	75	1,699
Balance at March 31, 2014	8,151	16,637	17,399	22,786	1,370	2,297	68,640

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

8           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment	399	-	13,713	91	-	-	14,203
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016
Depreciation for the year	142	202	-	502	124	88	1,058
Foreign exchange movement	(353)	73	393	198	34	40	385
Balance at March 31, 2014	1,523	3,101	14,726	10,586	1,221	1,302	32,459
Carrying amounts
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448
At March 31, 2014	6,628	13,536	2,673	12,200	149	995	36,181

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

9              Inventories

		December 31
	2014	2013

Consumable stores	6,847	5,995
Gold in progress	-	871
	6,847	6,866

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

10              Trade and other receivables

		December 31
	2014	2013

Bullion sales receivable	1,956	1,662
VAT receivables	885	1,331
Deposits for stores and equipment and other receivables	1,013	896
Current portion	3,854	3,889

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

11              Cash and cash equivalents

	2014	December 31 2013

Bank balances	26,714	25,222
Cash and cash equivalents in the statement of financial position	26,714	25,222
Bank overdrafts used for cash management purposes	-	(1,796)
Cash and cash equivalents in the statement of cash flows	26,714	23,426

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

12                 Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2014	2013
	$	$
Profit for the period	4,145	5,530
Adjustments for:
Net finance costs	41	64
Income tax expense	1,300	2,278
Site restoration	76	25
Depreciation	1,058	803
Foreign exchange	(231)	(53)
Cash generated by operations before working capital changes	6,389	8,647
Inventories	19	615
Prepayments	(2)	(20)
Trade and other receivables	35	(3,488)
Trade and other payables	427	(319)
Cash generated by operating activities	6,868	5,435

13              Related parties

Transactions with key management personnel

Key management personnel compensation:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

						Balance outstanding
		3 months to Mar 31,				As at March 31,
	Note	2014		2013		2014		2013
		$		$		$		$
Management fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s President	(i)		227		151		-		-

Rent for office premises paid to a company owned by members of the President’s family.			9		10		-		-

(i)
The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

We note that, because management compensation may be considered to be a related party transaction for purposes of the financial statements, the related party note to the audited financial statements may still continue to make reference to the Epicure contract.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

14                Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine under care and maintenance as well as sales made by Greenstone Management Services (Proprietary) Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

Information about reportable segments

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	17,063	2,173	-	(2,173)	17,063
Royalty	-	(1,195)	-	-	-	(1,195)
Production costs	-	(8,760)	(1,960)	(64)	1,996	(8,788)
Management fee	-	(1,289)	1,289	-	-	-
Administrative expenses	(974)	(95)	(686)	(92)	-	(1,847)
Depreciation	-	(1,013)	(3)	(104)	62	(1,058)
Foreign exchange gain/(loss)	1,249	-	282	-	(220)	1,311
Finance expense	-	(41)	-	-	-	(41)
Segment profit before income tax	275	4,670	1,095	(260)	(335)	5,445
Income tax expense	(56)	(971)	(273)	-	-	(1,300)
Segment profit after income tax	219	3,699	822	(260)	(335)	4,145
Geographic segment assets:
Current assets	14,812	10,950	11,796	36	-	37,594
Property, Plant and Equipment	55	37,507	357	-	(1,738)	36,181
Intercompany assets	63,173	1,664	6,286	-	(71,123)	-
Expenditure on property, plant and equipment	-	2,035	20	-	(23)	2,032
Geographic segment liabilities :
Current liabilities	140	4,422	2,297	2		6,861
Non-current liabilities	-	-	9,869	753		10,622
Intercompany liabilities	3,655	1,039	38,623	-	(43,317)	-

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and March 31, 2013
(expressed in thousands of Canadian dollars)
____________________________________________________________________________________________

14                      Operating Segments – (continued)

2013	Canada	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	19,218	1,726	-	(1,726)	19,218
Royalty	-	(1,349)	-	-		(1,349)
Production costs	-	(8,269)	(1,651)	-	1,901	(8,019)
Management fee	-	(1,184)	1,184	-	-	-
Administrative and share-based payment expenses	(698)	(82)	(395)	-	-	(1,175)
Depreciation	-	(849)	(6)	-	52	(803)
Finance cost	8	(72)	-	-	-	64
Foreign exchange gain/(loss)	-	-	-	-	-	-
Segment profit before income tax	(690)	7,413	858	-	227	7,808
Income tax expense	(1,532)	(433)	(313)	-	-	(2,278)
Segment profit after income tax	(2,222)	6,980	(545)	-	227	5,530
Geographic segment assets:
Current assets	15,964	13,016	6,681	43	(270)	35,434
Non- Current assets
Property, Plant and Equipment	55	27,686	574	11,133	(1,560)	37,888
Expenditure on property, plant and equipment	-	1,148	3	189	-	1,340
Intercompany balances	-	-	-	-	-	-
Geographic segment liabilities
Current liabilities	(336)	(5,754)	(1,009)	(7)	-	(7,106)
Non-current liabilities	-	(6,658)	(295)	-	-	(6,953)
Intercompany balances	-	-	-	-	-	-

Major customer

Revenues from Fidelity printers and Refiners in Zimbabwe amounted to approximately $17,063 for the period ended March 31, 2014. In 2013, revenue from Rand Refinery in South Africa amounted to approximately $19,218.

___________________________________________________________________________________________

Directors and Management at May 7, 2014

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. E. Hayden
Non- executive Director	President and Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. E. Hayden (2) (4) (5) (6) (7)	S. R. Curtis
President and Chief Executive Officer Johannesburg, South Africa	Vice-President Finance and Chief Financial Officer
Johannesburg, South Africa

J. Johnstone (3) (5) (6) (7)	D. Roets (6) (7)
Retired Mining Engineer	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

S. R. Curtis (3) (4) (5) (7)	Dr. T. Pearton (6) (7)
Vice-President Finance and Chief Financial officer	Vice-President Exploration
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	J.M. Learmonth (5) (7)
Non- executive Director	Vice-President Business Development
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Toronto, Ontario, Canada	36 Toronto Street – Suite1000
Toronto, Ontario, M5C 2C5
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit Committee
Non- executive Director	Board Committees
Cape Town, South Africa	(1)Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

___________________________________________________________________________________________

CORPORATE DIRECTORY as at May 7, 2014

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com	AUDITORS
KPMG Inc.
South Africa – Africa Office	85 Empire Road
Greenstone Management Services (Pty) Ltd.	Parktown 2193
P.O. Box 834	South Africa
Saxonwold 2132	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	REGISTRAR & TRANSFER AGENT
Computershare
Zambia	100 University Ave, 8th Floor,
Caledonia Mining (Zambia) Limited	Toronto, Ontario, M5J 2Y1
P.O. Box 36604	Tel:+1 416 263 9483
Lusaka, Zambia
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	BANKERS
Canadian Imperial Bank of Commerce
Zimbabwe	6266 Dixie Road
Caledonia Holdings Zimbabwe (Limited)	Mississauga, Ontario L5T 1A7 Canada
P.O. Box CY1277
Causeway, Harare	NOMAD
Zimbabwe	Numis Securities Limited
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	The London Stock Exchange Building
10 Paternoster Square
CAPITALIZATION at May 7, 2014	London EC4M 7LT
Authorised: Unlimited	Tel: +44 207 260 1000
Shares, Warrants and Options Issued:
Common Shares: 52,117,908	JOINT BROKERS (AIM)
Warrants: Nil	Numis Securities Limited
Options: 2,817,920
WH Ireland
SHARES LISTED	24 Martin Lane
Toronto Stock Exchange Symbol “CAL”	London EC4R ODR
NASDAQ OTCQX Symbol "CALVF"	Tel: +44 207 220 1751
London “AIM” Market Symbol “CMCL”